Exhibit 1


                          STOCK REDEMPTION AGREEMENT


     THIS STOCK REDEMPTION AGREEMENT (this "Agreement") is made as of October 15, 1998 (the "Effective Date") by and between INTERPHASE
CORPORATION, a Texas corporation (the "Company"), and MOTOROLA, INC., a Delaware corporation ("Motorola"). Except as otherwise indicated herein, capitalized terms used herein are defined in Article VII hereof.

     WHEREAS, Motorola owns 660,000 shares (the "Shares") of Common Stock, no par value per share ("Common Stock") of the Company, which represents approximately 12% of the total outstanding voting securities of the Company; and

     WHEREAS, the Company has agreed to redeem all of such Shares of Common Stock owned by Motorola pursuant to the terms and conditions set forth herein.

     NOW, THEREFORE, in consideration of the mutual promises, representations, warranties, covenants and conditions set forth in this Agreement, the parties hereto agree as follows:

                                  ARTICLE I

                           PURCHASE OF SECURITIES
                           ----------------------
     1.1 Purchase. On the terms and subject to the conditions of this Agreement, at each of the Closings (as hereinafter defined), the Company agrees to purchase from Motorola, and Motorola agrees to sell to the Company, that number of Shares of Common Stock set forth on Schedule A hereto. The purchase price for the Shares shall be $6.25 per share (the "Purchase Price"), for an aggregate purchase price of $4,125,000.

     1.2     Closing.

     (a) The closings of the transaction contemplated by this Agreement (each a "Closing" and collectively the "Closings") will take place at the offices of the Company in Dallas, Texas, on each of the dates set forth on Schedule A hereto (each a "Closing Date" and collectively the "Closing Dates") (so long as all conditions to the obligations of the parties to consummate the transactions contemplated hereby have been satisfied or waived), or at such other time and location as is mutually agreed upon by the Company and Motorola; provided, however, that the Company shall have the right to accelerate any or all of the Closings upon not less than twenty (20) days prior notice to Motorola.

     (b) At each Closing (i) Motorola will deliver to the Company the stock certificates evidencing and representing that number of Shares being redeemed on such Closing Date duly endorsed for transfer to the Company,
(ii) the Company shall deliver to Motorola certificates evidencing the balance of such Shares, if any, then owned by Motorola and registered in the name of Motorola, (iii) the Company will deliver in cash to Motorola in the amount equal to the Purchase Price multiplied by that number of Shares being redeemed on such Closing Date, and (iv) Motorola will execute and deliver to the Company such other documents or instruments as may be reasonably requested by the Company to confirm good title onto the Company in that number of Shares being redeemed on such Closing Date.

                                 ARTICLE II

                            CONDITIONS TO CLOSING
                            ---------------------
     2.1 Conditions to Motorola's Obligations. The obligation of Motorola to consummate the transaction contemplated by this Agreement is subject to the satisfaction of the following conditions precedent on or before each Closing Date:

     (a) the representations and warranties set forth in Article III herein and made by or on behalf of the Company elsewhere in this Agreement and all information delivered in any schedule, attachment or exhibit hereto will be true and correct in all material respects at and as of such Closing Date as though then made and as though references to such Closing Date were substituted for references to the date of this Agreement;

     (b) the Company will have performed and complied in all material respects with each of the covenants and agreements required to be performed by it under this Agreement prior to such Closing; and

     (c) all proceedings to be taken by the Company in connection with the consummation of the transaction contemplated hereby and all certificates, instruments and other documents, required to be delivered by the Company to effect the transaction contemplated hereby will be reasonably satisfactory in form and substance to Motorola.

Any condition to the obligations of Motorola in this Section 2.1 may be waived by Motorola in its sole discretion.

     2.2 Conditions to the Company's Obligations. The obligation of the Company to consummate the transaction contemplated by this Agreement is subject to the satisfaction of the following conditions precedent on or before each Closing Date:

     (a) the representations and warranties set forth in Article IV herein and made by or on behalf of Motorola elsewhere in this Agreement and all information delivered in any schedule, attachment or exhibit hereto will be true and correct in all material respects at and as of such Closing Date as though then made and as though references to such Closing Date were substituted for references to the date of this Agreement;

     (b) Motorola will have performed and complied in all material respects with each of the covenants and agreements required to be performed by it under this Agreement prior to such Closing; and

     (c) all governmental filings, authorizations and approvals that are required for the consummation of the transaction contemplated hereby, if any, will have been duly made and obtained and all waiting periods will have expired on terms reasonably satisfactory to the Company other than those filings, authorizations or approvals the absence of which would not, individually or in the aggregate, have a Material Adverse Effect.

     The conditions specified in this Section 2.2 may be waived by the Company in its sole discretion.

                                 ARTICLE III

               REPRESENTATIONS AND WARRANTIES OF THE COMPANY
               ---------------------------------------------
     As a material inducement to Motorola to enter into this Agreement, the Company hereby represents and warrants to Motorola that:

     3.1 Authorization of the Transaction. The Company has full corporate power and authority, and has obtained all approvals and consents required to enter into, execute and deliver this Agreement, and to perform fully its obligations under this Agreement. The Board of Directors of the Company has duly approved this Agreement and has duly authorized the execution, delivery and performance of this Agreement, and the consummation of the transaction contemplated hereby. No other corporate proceedings on the part of the Company are necessary to approve and authorize the execution and delivery of this Agreement, and the consummation of the transaction contemplated hereby.

     3.2 Organization; Due Execution and Delivery. The Company is a corporation duly organized, validly existing, authorized to exercise all its corporate powers, rights and privileges, and in good standing in the State of Texas, is qualified to do business in each jurisdiction where the failure to be so qualified would have a Material Adverse Effect and has the corporate power and the corporate authority to own and operate its properties and to carry on its business as now conducted and as proposed to be conducted. This Agreement has been duly executed and delivered by the Company and constitutes a valid and binding agreement of the Company, enforceable against the Company in accordance with its terms.

     3.3 Absence of Conflicts. The execution, delivery and performance of this Agreement and the consummation of the transaction contemplated hereby do not and will not (a) conflict with or result in a breach of any of the provisions of, (b) constitute a default under, (c) result in a violation of, (d) give any third party the right to terminate or to accelerate any obligation under, (e) result in the creation of any lien, security interest, charge or encumbrance under, or (f) require any authorization, consent, approval, exemption or other action by or notice to any court or other governmental body under, the provisions of the charter or bylaws of the Company, as amended, or any indenture, mortgage, lease, license, loan agreement or other agreement or instrument to which the Company is bound or by which the Company is affected, or any law, statute, rule or regulations or any judgment, order or decree to which the Company is subject.

                                  ARTICLE IV

                   REPRESENTATIONS AND WARRANTIES OF MOTOROLA
                   ------------------------------------------
As a material inducement to the Company to enter into this Agreement, Motorola hereby represents and warrants to the Company that:

     4.1 Authorization of the Transaction. Motorola has full corporate power and authority, and has obtained all approvals and consents required to enter into, execute and deliver this Agreement, and to perform fully its obligations under this Agreement. No other corporate proceedings on the part of Motorola are necessary to approve and authorize the execution and delivery of this Agreement, and the consummation of the transaction contemplated hereby.

     4.2 Organization; Due Execution and Delivery. Motorola is a corporation duly organized, validly existing, authorized to exercise all its corporate powers, rights and privileges, and in good standing in the State of Delaware, is qualified to do business in each jurisdiction where the failure to be so qualified would have a Material Adverse Effect and has the corporate power and the corporate authority to own and operate its properties and to carry on its business as now conducted and as proposed to be conducted. This Agreement has been duly executed and delivered by Motorola and constitutes a valid and binding agreement of Motorola, enforceable against Motorola in accordance with its terms.

     4.3 Absence of Conflicts. The execution, delivery and performance of this Agreement and the consummation of the transaction contemplated hereby do not and will not (a) conflict with or result in a breach of any of the provisions of, (b) constitute a default under, (c) result in a violation of, or (d) require any authorization, consent, approval, exemption or other action by or notice to any court or other governmental body under, the provisions of the certificate of incorporation or bylaws of Motorola or any agreement or instrument to which Motorola is bound or by which it is affected, or any applicable law, statute, rule or regulation or any judgment, order or decree to which Motorola is subject.

     4.4 Title. Motorola is the owner of the Shares, free and clear of all liens, claims and encumbrances of any nature whatsoever. At each Closing, the Company will receive good title to that number of Shares being redeemed on such Closing Date, free and clear of all liens, claims and encumbrances of any nature whatsoever.

     4.5 Receipt of Information. Motorola confirms that (a) it has been given the opportunity to examine all relevant documents and to ask questions of, and to receive answers from, the Company concerning the Company, the Shares and the transactions described in this Agreement, and
(b) it has relied on publicly available information and its own knowledge or the advice of its own counsel, accountants, or advisors with regard to the legal, tax, and other considerations involved in the transactions described in this Agreement; and no representations have been made to Motorola concerning the Company or its business or prospects, or other matters, except as set forth in this Agreement.

                                  ARTICLE V

                             BREACH; TERMINATION
                             -------------------
     5.1 Breach. In the event of a breach by the Company of the obligations set forth in Article I, any amount then due to Motorola by the Company shall bear interest at a rate per annum equal to twelve percent (12%), commencing on the date which is ten (10) days after such amount was due until such unpaid amount has been paid in full.

     5.2 Termination. This Agreement may be terminated at any time prior to each Closing:

     (a)     by mutual written consent of Motorola and the Company; or

     (b) by either of Motorola or by the Company if there has been a material misrepresentation or breach on the part of the other party to this Agreement if such breach is not cured within ten (10) days after receipt of notice of such breach from the non-breaching party.

      5.3 Effect of Termination. In the event of termination of this Agreement by either Motorola or the Company as provided above, this Agreement will forthwith become void as to future Closings and there will be no liability on the part of any party hereto to any other party hereto or its shareholders or directors or officers in respect hereof, except that nothing herein will relieve any party from liability resulting from any breach of this Agreement prior to such termination, including, without limitation, such amounts due pursuant to Section 5.1.

                                  ARTICLE VI

                            ADDITIONAL AGREEMENTS
                            ---------------------
     6.1 Ownership of Shares. The Company acknowledges that prior to the redemption of any of the Shares as contemplated by this Agreement, Motorola shall retain title to such Shares and shall be entitled to receive and retain dividends and other distributions with respect to such Shares. In connection herewith, Motorola shall grant to the Company a proxy to vote the Shares in all matters for which shareholders of the Company shall be entitled to vote; provided, however, that such proxy shall terminate in the event of a default by the Company of any of its obligations under this Agreement if such breach is not cured within ten (10) days after receipt of notice of such breach from Motorola.

     6.2 Transfer of Shares. During the term of this Agreement, Motorola shall not sell, convey, assign, pledge or otherwise transfer the Shares except as contemplated herein.

     6.3 Termination of Existing Agreements. By execution hereof the Company and Motorola agree that the Common Stock Purchase Agreement dated March 14, 1989 is hereby terminated and shall be of no further force and effect.

     6.4     Adjustments.
     (a) Changes in Stock. If the outstanding shares of Common Stock of the Company are increased or decreased or changed into or exchanged for a different number or kind of shares or other securities of the Company by reason of any recapitalization, reclassification, stock split-up, combination of shares, exchange of shares, stock dividend or other distribution payable in capital stock or there are other increases or decreases in such shares effected without receipt of consideration by the Company occurring after the date of this Agreement, a proportionate and appropriate adjustment shall be made in the number and kind of Shares subject to this Agreement, so that the proceeds to Motorola immediately following such event shall, to the extent practicable, be the same as immediately prior to such event.

     (b) Reorganization. If the Company shall engage in any reorganization, merger or consolidation with one or more other corporations, this Agreement shall pertain to and apply to the securities to which Motorola would have been or is entitled immediately following such reorganization, merger or consolidation, with a corresponding proportionate adjustment of the Purchase Price per share so that the aggregate Purchase Price thereafter shall be the same as the aggregate Purchase Price of the Shares immediately prior to such reorganization, merger or consolidation.

     (c) Adjustments. Adjustments specified in this Section relating to stock or securities of the Company shall be made by the Company and Motorola, whose determination in that respect shall be final, binding and conclusive.

                                  ARTICLE VII

                                  DEFINITIONS
                                  -----------
     "Material Adverse Effect" shall mean (i) a material adverse change in
(A) the business, assets, earnings, operations, prospects, or customer, supplier, employee or sales representative relations, or financial or other condition of the Company, taken as a whole, or (B) the Company's ability to pay or perform its obligations in accordance with the terms thereof, or
(ii) the existence of any action or proceeding by or before any court or government body wherein an unfavorable judgment, decree, injunction or order would prevent the carrying out of this Agreement or the transaction contemplated by this Agreement or cause such transaction to be rescinded.

     "Person" means any individual, sole proprietorship, partnership (including a limited partnership), joint venture, trust, unincorporated organization, association, corporation, institution, public benefit corporation, limited liability company, joint stock company, entity or government (whether federal, state, county, city, municipal or otherwise, including, without limitation, any instrumentality, division, agency, body or department thereof) or other business entity.

                                  ARTICLE VIII

                                  MISCELLANEOUS
                                  -------------
     8.1 Amendment and Waiver. This Agreement may be amended and any provision of this Agreement may be waived, provided that, any such amendment or waiver will be binding upon a party only if such amendment or waiver is set forth in a writing executed by each of the Company and Motorola. No course of dealing between or among any persons having any interest in this Agreement will be deemed effective to modify, amend or discharge any part of this Agreement or any rights or obligations of any party under or by reason of this Agreement.

     8.2 Binding Agreement; Assignment. This Agreement and all of the provisions hereof will be binding upon and inure to the benefit of the parties hereto and their respective successors and permitted assigns, but neither this Agreement nor any of the rights, interests or obligations hereunder may be assigned by a party without the prior written consent of the other party, except in accordance with operation of law.

     8.3 Severability. Whenever possible, each provision of this Agreement will be interpreted in such manner as to be effective and valid under applicable law, but if any provision of this Agreement is held to be prohibited by or invalid under applicable law, such provision will be ineffective only to the extent of such prohibition or invalidity, without invalidating the remainder of such provisions or the remaining provisions of this Agreement.

     8.4 No Strict Construction. The language used in this Agreement will be deemed to be the language chosen by the parties hereto to express their mutual intent, and no rule of strict construction will be applied against any person.

     8.5 Headings; Interpretation. The headings used in this Agreement are for convenience of reference only and do not constitute a part of this Agreement and will not be deemed to limit, characterize or in any way affect any provision of this Agreement, and all provisions of this Agreement will be enforced and construed as if no caption had been used in this Agreement. Whenever the term "including" is used in this Agreement (whether or not the term is followed by the phrase "but not limited to" or "without limitation" or words of similar effect) in connection with a listing of one or more items or matters, that listing will be interpreted to be illustrative only and will not be interpreted as a limitation on, or an exclusive listing of, such items or matters.

     8.6 Entire Agreement. This Agreement and the documents referred to herein contain the entire agreement between the parties and supersede any prior understandings, agreements or representations by or between the parties, written or oral, which may have related to the subject matter hereof in any way.

     8.7 Counterparts. This Agreement may be executed in one or more counterparts, each of which shall be deemed an original but all of which taken together will constitute one and the same instrument.

     8.8 Governing Law. THIS AGREEMENT AND THE EXHIBITS AND SCHEDULES HERETO SHALL BE GOVERNED BY THE INTERNAL LAW OF THE STATE OF NEW YORK, WITHOUT GIVING EFFECT TO ANY CHOICE OF LAW OR CONFLICT OF LAW PROVISION OR RULE (WHETHER OF THE STATE OF NEW YORK OR ANY OTHER JURISDICTION) THAT WOULD CAUSE THE APPLICATION OF THE LAWS OF ANY JURISDICTION OTHER THAN THE STATE OF NEW YORK.

     8.9 Parties in Interest. Nothing in this Agreement, express or implied, is intended to confer on any person other than the parties and their respective successors and assign any rights or remedies under or by virtue of this Agreement.

     8.10 Costs and Expenses. Each of Motorola and the Company agree to pay on demand all reasonable costs and expenses of the other party (whether plaintiff or defendant), including the reasonable fees and out-of-pocket expenses of counsel for such other party in connection with the enforcement of any breach of this Agreement, if such other party is the prevailing party in such enforcement action.

     8.11 Nondisclosure. Neither the Company nor Motorola shall issue any press release or make any other public disclosure (including disclosure to public officials) with respect to this Agreement or the transactions contemplated by this Agreement, except as required by law, without the prior approval of the other party, which approval shall not be unreasonably withheld; provided, that either party may, if considered necessary by its counsel to fulfill its obligations as a publicly traded corporation, respond to inquiries and issue such releases as it considers necessary and appropriate, if it notifies the other party in advance of the substance of such proposed response or proposed release and gives such party reasonable opportunity for comment prior to such response or release.


     IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the date first written above.

                                    INTERPHASE CORPORATION


                                    By:/s/ Gregory B. Kalush
                                       ------------------------------
                                    Title: Vice President of Finance Chief
                                           Financial Officer/Treasurer



                                    MOTOROLA, INC.


                                    By: /s/ Carl F. Koenemann
                                       ------------------------------
                                    Title: Executive Vice President and
                                           Chief Financial Officer


                                 SCHEDULE A
                                 ----------

Closing Date             Shares to be Redeemed         Purchase Price
------------             ---------------------         --------------
Effective Date                  50,000                   $312,500.00
January 15, 1999                40,667                   $254,168.75
April 15, 1999                  40,667                   $254,168.75
July 15, 1999                   40,667                   $254,168.75
October 15, 1999                40,667                   $254,168.75
January 15, 2000                40,667                   $254,168.75
April 15, 2000                  40,667                   $254,168.75
July 15, 2000                   40,667                   $254,168.75
October 15, 2000                40,667                   $254,168.75
January 15, 2001                40,667                   $254,168.75
April 15, 2001                  40,667                   $254,168.75
July 15, 2001                   40,667                   $254,168.75
October 15, 2001                40,667                   $254,168.75
January 15, 2002                40,667                   $254,168.75
April 15, 2002                  40,667                   $254,168.75
July 15, 2002                   40,662                   $254,137.50